Dejour Issues Kokopelli Completion Update

Flagship Kokopelli Project Frac Operations Commence July 2015

VANCOUVER, British Columbia--(MARKETWIRED)—July 06, 2015 -- Dejour Energy Inc. (NYSE MKT: DEJ / TSX: DEJ) (“Dejour” or the “Company”), an independent oil and gas exploration and production company operating in North America’s Piceance Basin and Peace River Arch regions, today announced an operational update for its project in NW Colorado.

Since the commencement of the current phase of Kokopelli in September 2014, Dejour, together with its operating partner (the “Operating Partner”), have completed the drilling, casing and testing of the produced water disposal (PWD) well on Pad 21A, vital to the economics of the ongoing Kokopelli production programs. This well is now ready to equip as a disposal well for produced water for all wells expected to be drilled in the future on the Jolley Mesa portion of the south lease at Kokopelli.

Subsequently, on Pad 21B, less than 500 yards away, Dejour and its Operating Partner successfully drilled and cased 7 Williams Fork wells (Federal 14-15-1-21 through Federal 14-15-8-21) and a single vertical 13600’ Mancos test well (Federal 14-15-7-21) as contemplated in the original 2014 drill program by the Operating Partner.

Logs to date of the Williams Fork indicate production profiles consistent with existing current production. Logs of the Mancos section encountered in the last well indicate the presence of gas throughout this deeper zone.

The completion phase of this program is underway. The PWD well is currently being equipped for injection and the installation of facilities for production of the eight production wells is scheduled including gathering lines to the original Pad 21A.

Completion contracts have now been finalized (at an appropriate discount to previous cost estimations) utilizing the best frac intelligence available for each of the Williams Fork and the Mancos (Niobrara) well completions. These operations are scheduled for the second half of July 2015 and are expected to take up to 30 days, barring complication. Dejour will update this report when continuous well flow rates are available, following the tie-in of these wells into production lines.

All Dejour cash calls have been paid.

Dejour has a 25% working interest at Kokopelli. The production from the liquids rich Williams Fork is very important, but the successful establishment of robust gas volumes from the high pressure Mancos would alter significantly both the production profile and reserve value of Dejour’s interests.

“We will be very pleased to see the added production (estimating 500+ BOE/day net to Dejour) from this core project into the sales pipe in Q3 with multi-zonal potential. We thank our Operating Partner for their successful efforts in negotiating cost reductions for this phase of the project. In addition, our Woodrush project is delivering increased oil production, a direct result of executing on our mandate for excellence in reservoir management. With expanded access to low cost credit, Dejour is positioned to achieve its’ 2015 production objectives. We are now prioritizing the development of other key holdings in our resource portfolio,” stated Robert L. Hodgkinson, Chairman & CEO.

About Dejour

Dejour Energy Inc. is an independent oil and natural gas exploration and production company operating projects in North America’s Piceance Basin (39,998 net acres) and Peace River Arch regions (14,444 net acres). Dejour maintains offices in Calgary and Vancouver, Canada. The company is publicly traded on the New York Stock Exchange Amex (NYSE MKT: DEJ) and Toronto Stock Exchange (DEJ.TO).

Statements Regarding Forward-Looking Information: This news release contains statements about oil and gas production and operating activities that may constitute "forward-looking statements" or “forward-looking information” within the meaning of applicable securities legislation as they involve the implied assessment that the resources described can be profitably produced in the future, based on certain estimates and assumptions. Forward-looking statements are based on current expectations, estimates and projections that involve a number of risks, uncertainties and other factors that could cause actual results to differ materially from those anticipated by Dejour and described in the forward-looking statements. These risks, uncertainties and other factors include, but are not limited to, adverse general economic conditions, operating hazards, drilling risks, inherent uncertainties in interpreting engineering and geologic data, competition, reduced availability of drilling and other well services, fluctuations in oil and gas prices and prices for drilling and other well services, government regulation and foreign political risks, fluctuations in the exchange rate between Canadian and US dollars and other currencies, as well as other risks commonly associated with the exploration and development of oil and gas properties. Additional information on these and other factors, which could affect Dejour’s operations or financial results, are included in Dejour’s reports on file with Canadian and United States securities regulatory authorities. Other risks include the Company’s ongoing review by NYSE MKT (“the Exchange”) to ensure the Company continues to regain compliance with Section 1003(a)(iv) of the Company Guide which addresses a Company’s ability to operate as a going concern. We assume no obligation to update forward-looking statements should circumstances or management's estimates or opinions change unless otherwise required under securities law.

The TSX does not accept responsibility for the adequacy or accuracy of this news release.

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Contact:
Dejour Energy Inc.
Robert L. Hodgkinson, 604-638-5050
Chairman & CEO
investor@dejour.com
or
Craig Allison, 914-882-0960
Investor Relations – New York
callison@dejour.com